

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Erik S. Nelson
Chief Executive Officer
Sandy Springs Holdings, Inc.
2030 POWERS FERRY ROAD SE, SUITE #212
ATLANTA, GA 30339

> **Re: Sandy Springs Holdings, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 27, 2020**
> **File No. 000-56220**

Dear Mr. Nelson:

We have reviewed your December 17, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2020 letter.

Form 10-12G filed October 27, 2020

Audited Financial Statements for the Year Ended August 31, 2020 and the Period Ended July 31, 2020, page F-1

1. We note your response to comment 1. Please tell us how you considered the guidance in ASC 805-50-45 when presenting your financial statements given the entities described in Note 1, that were part of the reorganization, were all controlled by Eric Nelson, CEO and President.

You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if

Erik S. Nelson
Sandy Springs Holdings, Inc.
January 11, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littman, Esq.